SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2005

BioProgress PLC

(Translation of registrant’s name into English)

Hostmoor Avenue

March, Cambridgeshire

United Kingdom. PE15 0AX

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BioProgress PLC

Form 6-K for the month of May, 2005.

Contents:

Enclosure 1. Press release re: Update on board of directors dated 4 May, 2005; and

Enclosure 2. Press release re: CEO appointment dated 23 May, 2005.

Enclosure 1

BioProgress PLC

04 May 2005

Press Release	4 May 2005

BioProgress plc

(‘BioProgress’ or ‘the Company’)

Update on Board Director

BioProgress plc (AIM: BPRG; NASDAQ: BPRG), advises that Alan Clarke has accepted the Board’s invitation to remain as Non-Executive Director. His senior accounting background will continue to add significant value to the Board during the current strategic and financial review and beyond.

- Ends -

Forward-Looking Information.

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. To the extent that this announcement contains certain ‘forward-looking statements’ within the meaning of the Private Securities Litigation Reform Act of 1995, this paragraph applies. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice. The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

BioProgress plc

Dan Farrow, Finance Director	Tel: +44 (0) 1354 655674
dan.farrow@bioprogress.com
www.bioprogress.com

UK Media enquiries:
Abchurch
Samantha Robbins / Henry Harrison-Topham	Tel: +44 (0) 20 7398 7700
samantha.robbins@abchurch-group.com
www.abchurch-group.com

US Investor enquiries:

Taylor Rafferty

Andrew Saunders	Tel: +1 212 889 4350
andrew.saunders@taylor-rafferty.com
www.taylor-rafferty.com

Enclosure 2

BioProgress PLC

23 May 2005

Press Release	23 May 2005

BioProgress plc

(‘BioProgress’ or ‘the Company’)

CEO Appointment

BioProgress plc (AIM: BPRG; NASDAQ: BPRG), the provider of innovative deliverymechanisms for the pharmaceutical oral dosage markets, announces the appointmentof Richard Trevillion as Chief Executive Officer.

Mr Trevillion joined the Board as a Non-Executive Director in February 2005 and became interim Chief Executive at the end of April. He has a wide range of experience within the global healthcare and technology sectors, both as advisor and principal, and has been responsible for the development of a number of high growth technology businesses.

Commenting on his appointment, Richard Trevillion said: ‘I am delighted to accept the invitation of the Board to become CEO of BioProgress. The Company has a strong suite of technology and intellectual property, combined with a highly motivated team of professionals dedicated to the further commercialisation and development of the business. BioProgress has a strong balance sheet and international presence which we will use as a solid foundation to move the business forward to the next stages of growth and development.’

The financial and strategic review will be completed by the end of this month, and the Board will provide shareholders with a report on the principal conclusions as soon as possible.

- Ends -

Forward-Looking Information.

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. To the extent that this announcement contains certain ‘forward-looking statements’ within the meaning of the Private Securities Litigation Reform Act of 1995, this paragraph applies. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice. The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

BioProgress plc
Richard Trevillion, CEO	Tel: +44 (0) 1354 655674
www.bioprogress.com

UK Media enquiries:
Abchurch
Samantha Robbins	Tel: +44 (0) 20 7398 7700
samantha.robbins@abchurch-group.com
www.abchurch-group.com

US Investor enquiries:
Taylor Rafferty
Andrew Saunders	Tel: +1 212 889 4350
andrew.saunders@taylor-rafferty.com
www.taylor-rafferty.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPROGRESS PLC

/s/ ELIZABETH EDWARDS
Dated: May 23, 2005	Elizabeth Edwards
Chief Financial Officer